JOINT NEWS RELEASE

October 27, 2006	Release 06-2006

For immediate release

DEFINITIVE ARRANGEMENT AGREEMENT SIGNED BY WESTERN COPPER AND
LUMINA RESOURCES

VANCOUVER, BRITISH COLUMBIA – Today it is announced that Western Copper Corp. (TSX: WRN) (“Western”) and Lumina Resources Corp. (TSX: LUR) (“Lumina”) have signed a definitive Arrangement Agreement under which Western will acquire, through a previously announced Plan of Arrangement, all of the outstanding shares of Lumina.

As stated in the Agreement, each Lumina shareholder holding shares at market close on the closing date of the Plan of Arrangement, will receive one common share of Western Copper for each Lumina share.

Complete details of the Plan of Arrangement will be included in the information circular expected to be sent to Lumina shareholders on October 30, 2006 to those who are Lumina shareholders of record as of October 18, 2006. A special meeting of Lumina shareholders will take place on November 24, 2006 in order to vote on the transaction. Subsequent to approval at the shareholder meeting and receipt of regulatory and court approvals, the transaction is expected to close by November 29, 2006.

Lumina Resources is a publicly traded mineral exploration company focused on discovering and developing copper, gold and molybdenum at its three Canadian properties including Hushamu in British Columbia, Casino in the Yukon Territory and Redstone in the Northwest Territories.

Western Copper Corp. holds approximately C$38 million in cash, the 100% owned Carmacks Copper Project in the Yukon Territory and the early-stage Sierra Almoloya exploration project in the Central Mexican Silver Belt in Chihuahua State, Mexico which is currently being explored by the optionee.

On behalf of Western Copper and Lumina Resources,

“Dale Corman”	and	“David Strang”
F. Dale Corman		President and C.E.O., Lumina Resources
Chairman and C.E.O., Western Copper Corp.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX has not reviewed or accepted responsibility for the adequacy of the contents of this news release, which has been prepared by management.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen – VP - Corporate Development, Western Copper	-OR-	David Strang, President, Lumina
Ph: 604.684.9497 or 1.888.966.9995 (Toll Free)		Ph: 604.687.0407

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM